SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

POZEN, Inc.

(Name of Issuer)

Class A Common Stock, $.001 Par Value

(Title of Class of Securities)

73941U102 (CUSIP Number)

December 31, 2004

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 73941U102	Page 2 of 10 Pages

1.	Name of Reporting Person/ I.R.S. Identification No. of above person (entities only) SILVER HILL INVESTMENTS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 6. Shared Voting Power 1,726,508 7. Sole Dispositive Power 0 8. Shared Dispositive Power 1,726,508

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,726,508
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares N/A	☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%
12.	Type of Reporting Person CO

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CUSIP No. 73941U102	Page 3 of 10 Pages

1.	Name of Reporting Person/ I.R.S. Identification No. of above person (entities only) JOHN R. PLACHETKA
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 599,899 6. Shared Voting Power 3,640,723 7. Sole Dispositive Power 599,899 8. Shared Dispositive Power 3,640,723

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,240,622
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares N/A	☐
11.	Percent of Class Represented by Amount in Row (9) 14.9%
12.	Type of Reporting Person IN

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CUSIP No. 73941U102	Page 4 of 10 Pages

1.	Name of Reporting Person/ I.R.S. Identification No. of above person (entities only) CLARE A. PLACHETKA
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 3,640,723 7. Sole Dispositive Power 0 8. Shared Dispositive Power 3,640,723

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,640,723
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares N/A	☐
11.	Percent of Class Represented by Amount in Row (9) 12.8%
12.	Type of Reporting Person IN

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CUSIP No. 73941U102	Page 5 of 10 Pages

Item 1.	(a)	Name of Issuer: POZEN, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 1414 Raleigh Road, Suite 400 Chapel Hill, North Carolina 27517

Item 2	(a)	Name of Person Filing: The persons filing this Schedule 13G are: (1) SILVER HILL INVESTMENTS, LLC (2) JOHN R. PLACHETKA (3) CLARE A. PLACHETKA

Item 2	(b)

Address of Principal Business Office:

(1)    SILVER HILL INVESTMENTS, LLC

321 Silver Creek Trail

Chapel Hill, North Carolina 27514

(2)    JOHN R. PLACHETKA

c/o POZEN, Inc.

1414 Raleigh Road, Suite 400

Chapel Hill, North Carolina 27517

(3)    CLARE A. PLACHETKA

321 Silver Creek Trail

Chapel Hill, North Carolina 27514

Item 2	(c)	Citizenship: John R. Plachetka and Clare A. Plachetka are citizens of the United States. Silver Hill Investments, LLC was formed under the laws of the State of North Carolina.

13G

CUSIP No. 73941U102	Page 6 of 10 Pages

Item 2	(d)	Title of Class of Securities: Common Stock, par value $.001 per share.

Item 2	(e)	CUSIP Number: 73941U102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

Item 4.	Ownership.

(a)

Amount beneficially owned:

As of December 31, 2004, John R. Plachetka and Clare A. Plachetka share beneficial ownership of 3,640,723 shares of the Company’s Common Stock. John R. Plachetka and Clare A. Plachetka are co-managers of Silver Hill Investments, LLC. Silver Hill Investments, LLC directly owns 1,726,508 shares of Common Stock. Silver Hill Investments, LLC is 50% owned by the John R. Plachetka Irrevocable Trust dated 4-20-2000, John R. Plachetka, trustee, which directly owns 127,801 shares of Common Stock; 40% owned by the Revocable Declaration of Trust u/a dated 1-31-2000, John R. Plachetka, trustee, which directly owns 1,579,514 shares of Common Stock; and 10% owned by the Revocable Declaration of Trust u/a dated 1-31-2000, Clare A. Plachetka, trustee, which directly owns 206,900 shares of Common Stock. John R. Plachetka and Clare A. Plachetka are husband and wife.

As of December 31, 2004, John R. Plachetka also had sole beneficial ownership of 599,899 shares of the Company’s Common Stock. This number does not include 6,000 shares of Common Stock owned by the daughters of John R. Plachetka and Clare A. Plachetka. Those reporting persons disclaim beneficial ownership of those 6,000 shares.

(b)

Percent of class:

Silver Hill Investments, LLC shares beneficial ownership of 6.0% of the Company’s Common Stock with John R. Plachetka and Clare A. Plachetka.

John R. Plachetka and Clare A. Plachetka share beneficial ownership of 12.8% of the Company’s Common Stock.

John R. Plachetka also had sole beneficial ownership of an additional 2.1% of the Company’s Common Stock.

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CUSIP No. 73941U102	Page 7 of 10 Pages

	(c)	Number of shares as to which such persons have: John R. Plachetka and Clare A. Plachetka have:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 3,640,723 shares of Common Stock

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 3,640,723 shares of Common Stock

John R. Plachetka also has:

		(i)	Sole power to vote or to direct the vote: 599,899 shares of Common Stock

		(ii)	Sole power to dispose or to direct the disposition of: 599,899 shares of Common Stock

Silver Hill Investments, LLC, John R. Plachetka and Clare A. Plachetka have:

		(i)	Shared power to vote or to direct the vote: 1,726,508 shares of Common Stock

		(ii)	Shared power to dispose or direct the disposition of: 1,726,508 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A

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CUSIP No. 73941U102	Page 8 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.	Identification and Classification of Members of the Group. N/A

Item 9.	Notice of Dissolution of Group. N/A

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CUSIP No. 73941U102	Page 9 of 10 Pages

Item 10.	Certifications. N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Silver Hill Investments LLC

By:	/s/ John R. Plachetka
John R. Plachetka Manager

Dated: February 15, 2005

By:	/s/ John R. Plachetka
John R. Plachetka

Dated: February 15, 2005

By:	/s/ Clare A. Plachetka
Clare A. Plachetka

Dated: February 15, 2005

13G/A

CUSIP No. 73941U102	Page 10 of 10 Pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of POZEN, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 15th day of February, 2005.

Silver Hill Investments LLC

By:	/s/ John R. Plachetka
John R. Plachetka Manager

Dated: February 15, 2005

By:	/s/ John R. Plachetka
John R. Plachetka

Dated: February 15, 2005

By:	/s/ Clare A. Plachetka
Clare A. Plachetka

Dated: February 15, 2005